Exhibit 99.1
Shinhan Financial Group 2017 1H Business Results to be released on July 20, 2017.
Shinhan Financial Group will release its 2017 1H business results on July 20, 2017. The earning presentation materials will be posted on our website, www.shinhangroup.com.